February 9, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attention: Andi Carpenter and Anne McConnell

Re:	G-III Apparel Group, Ltd.

Form 10-K for the Fiscal Year Ended January 31, 2021

Filed March 26, 2021

File No. 000-18183

Ladies and Gentlemen:

Set forth below are the responses of G-III Apparel Group, Ltd. (the “Company,” “we” or “our”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), contained in the Staff’s letter dated January 26, 2022, in connection with the Company’s Form 10-K for the fiscal year ended January 31, 2021, filed with the Commission on March 26, 2021. For convenience of reference, we have recited the Staff’s comments in bold face type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended January 31, 2021

Item 7. Management's Discussion And Analysis Of Financial Condition And Results Of Operation.

Use of Estimates and Critical Accounting Policies

Goodwill and Intangible Assets, page 51

1.	We note that goodwill and indefinite-lived trademarks are material to total assets and equity and we also note the decline in your market capitalization. In order to provide information for investors to better assess the probability of future impairment charges, please expand your disclosures to indicate whether you believe the estimated fair values of your wholesale reporting unit and your indefinite-lived trademarks are substantially in excess their carrying values and also more fully explain the nature and composition of your trademark balance. If the estimated fair values of the wholesale reporting unit and/or any indefinite-lived trademark are not substantially in excess their carrying values, please more fully address the following:

●	disclose the percentages by which the estimated fair values exceed the carrying values at the date of the most recent impairment test;
●	provide a more detailed description of the key assumptions used to estimate fair values, including how the key assumption was determined;
●	discuss the degree of uncertainty associated with the key assumptions and provide a sensitivity analysis of the potential impact of changes in the key assumptions on your impairment analyses; and
●	describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(b)(3) of Regulation S-K.

G-III Apparel Group Ltd. 512 Seventh Avenue New York, New York 10018 P.212.403.0500 • F.212.403.0551

Response:

The Company performed its annual tests of its wholesale reporting unit and its indefinite-lived trademarks as of January 31, 2021 and determined that the estimated fair values of its wholesale reporting unit and its indefinite-lived trademarks were substantially in excess of their carrying values.

The Company’s indefinite-lived trademark balance is primarily composed of the Donna Karan/DKNY trademark that was acquired in fiscal 2017.

The Company will disclose the results of its annual impairment tests and composition of its trademark balance in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation in its Annual Report on Form 10-K for the fiscal year ended January 31, 2022. The disclosure below illustrates what the Company expects to include for the years ended January 31, [2022], 2021 and 2020, respectively.  The Company’s actual disclosure in its Form 10-K for the fiscal year ended January 31, 2022 will reflect the results of its annual impairment tests as of January 31, 2022:

The Company performed its annual tests of its wholesale reporting unit and its indefinite-lived trademarks as of January 31, [2022], 2021 and 2020 and determined that no impairment existed at those times. The results of the Company’s annual tests determined that the estimated fair values of its wholesale reporting unit and its indefinite-lived trademarks were substantially in excess of their carrying values.

The Company’s indefinite-lived trademark balance is primarily composed of the Donna Karan/DKNY trademark that was acquired in fiscal 2017.

Item 8. Financial Statements And Supplementary Data

Consolidated Financial Statements

Note O - Segments, page F-36

2.	Please disclose net sales by product line/product brand based on the requirements of ASC 280-10-50-40. In this regard we note that you calculate historical return rates and other historical rates related to variable consideration on a product line basis and you disclose and discuss changes in net sales related to product brands in MD&A.

Response:

As described in Item 1. “Business” in our Annual Report on Form 10-K for the fiscal year ended January 31, 2021, the Company’s wholesale operations segment includes net sales related to licensed products and its own proprietary brands. The Company’s retail operations segment also includes net sales related to licensed products and its own proprietary brands. Pursuant to the requirements of ASC 280-10-50-40, the Company will disclose net sales from external customers for these two groups of similar products for each segment for the appropriate periods in its Annual Report on Form 10-K for the fiscal year ended January 31, 2022.  Although certain financial information related to net sales is tracked by product line and used in some of the Company’s variable consideration calculations, the Company does not track and record all adjustments to net sales on a product line basis. Accordingly, the Company does not have net sales by product line available to disclose. Further, the Company believes since a significant part of its business is done with licensed brands, and due to the highly competitive environment to attain those brand rights, disclosing additional financial information by product brand would put the Company at a competitive disadvantage when negotiating both new license agreements and potential amendments to current agreements. The table below illustrates what the Company expects to disclose for the years ended January 31, [2022], 2021 and 2020, respectively:

G-III Apparel Group Ltd. 512 Seventh Avenue New York, New York 10018 P.212.403.0500 • F.212.403.0551

	Year Ended January 31,
	[2022]		2021	2020

	(In thousands)
Licensed brands	$	[ ]	$1,390,112	$2,045,480
Proprietary brands		[ ]	526,651	817,409
Wholesale net sales	$	[ ]	$1,916,763	$2,862,889

Licensed brands	$	[ ]	$17,488	$27,338
Proprietary brands		[ ]	152,933	358,572
Retail net sales	$	[ ]	$170,421	$385,910

If any member of the Staff has questions regarding the foregoing, please do not hesitate to call or e-mail Neal S. Nackman at (212) 403-0654 or nealn@g-iii.com.

Very truly yours,

/s/ Neal S. Nackman
Neal S. Nackman
Chief Financial Officer

cc:	Andi Carpenter, Securities and Exchange Commission

Anne McConnell, Securities and Exchange Commission

Neil Gold, Esq., Norton Rose Fulbright US LLP

Amelia Xu, Esq., Norton Rose Fulbright US LLP

G-III Apparel Group Ltd. 512 Seventh Avenue New York, New York 10018 P.212.403.0500 • F.212.403.0551